November 7, 2024

Per Ansgar
Chief Financial Officer
Polestar Automotive Holding UK PLC
Assar Gabrielssons V  g 9
405 31 Gothenburg, Sweden

       Re: Polestar Automotive Holding UK PLC
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-41431
Dear Per Ansgar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance